EXHIBIT 12.1
Statement of Ratio of Earnings to Fixed Charges
(in thousands)

	Three Months Ended	Fiscal Year Ended December 31,
	March 31, 2010	2009	2008	2007	2006	2005
Fixed charges:
Interest expense, including amortization of debt issue costs and discounts	$11,715	$44,405	$55,872	$65,467	$71,289	$47,780
Fixed charges pursuant to the Original Shortfall Funding Agreement and 2010 Shortfall Funding Agreement (collectively the "shortfall agreements") (1)	-	6,000	-	-	-	-
Estimate of interest within rental expense(2)	131	700	733	733	733	500
Total Fixed charges	$11,846	$51,105	$56,605	$66,200	$72,022	$48,280

Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss of equity investees	$5,266	$29,528	$(999,849)	$44,664	$(304,456)	$(28,815)
Fixed charges (calculated above)	11,846	51,105	56,605	66,200	72,022	48,280
Impairment of equity investment (3)	-	-	(53,549)	-	-	-
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges (1)	-	(6,000)	-	-	-	-
Total Earnings	$17,112	$74,633	$(996,793)	$110,864	$(232,434)	$19,465

Ratio of earnings to fixed charges	1.44	1.46	NM(4)	1.67	NM(4)	NM(4)

(1) For the year ended December 31, 2009, fixed charges include $6.0 million pursuant to probable obligations under the shortfall funding agreements. Additionally, because of probable obligations under the shortfall agreements, the Company's share of losses in Station Venture Holdings, LLC has been included in the earnings calculation.

(2) Management believes one third of the Company's rent expense is a reasonable approximation of the interest factor.
(3) The impairment of the Company's investment in Station Venture Holdings, LLC is deducted from earnings as it does not represent the Company's share of losses in the joint venture.
(4) Due to the Company's loss during the years ended December 31, 2008, 2006 and 2005, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $1,053 million, $304 million and $29 million to acheive a coverage of 1:1 in 2008, 2006 and 2005, respectively.

Note: The Company currently has no preferred securities and therefore, has not included a ratio of earnings to combined fixed charges and preferred dividends.